                                                                    EXHIBIT 99.O

                            HSBC MUTUAL FUNDS TRUST
                                Rule 18f-3 Plan


Rule 18f-3
----------

       Pursuant to Rule 18f-3 ("Rule 18f-3") of the Investment Company Act of 1940, as amended (the "Act"), HSBC Mutual Funds Trust (the "Trust"), a registered open-end investment company whose shares are registered on Form N-1A, consisting of the Growth and Income Fund, Fixed Income Fund, International Equity Fund and the New York Tax-Free Bond Fund and any future fund or series created by the Trust (collectively, the "Funds"), hereby adopts this plan setting forth the separate arrangements and expense allocations of each class of shares. This plan is deemed to include other operational details of the class structure as they appear in the Trust's prospectus.

Class A Shares
--------------

       Class A shares of all funds are sold subject to an initial sales charge (sales charges are calculated as a percentage of the offering price) as follows:


                           Growth and    Fixed     New York
                           Income        Income    Tax-Free      International
Amount of Sale             Fund          Fund      Bond Fund     Equity Fund
--------------             ----          ----      ---------     -----------
Less than $50,000             5.00%     4.75%        4.75%           5.00%
$50,000 to $99,999            4.50%     4.25%        4.25%           4.50%
$100,000 to $249,999          3.75%     3.50%        3.50%           3.75%
$250,000 to $499,999          2.50%     2.50%        2.50%           2.50%
$500,000 to $999,999          2.00%     2.00%        2.00%           2.00%
$1,000,000 or more            1.00%     1.00%        1.00%           1.00%

Class A shares are subject to a distribution fee under the Rule 12b-1 Plan payable at a maximum annual rate of up to 0.35% (0.50% in the case of the Growth and Income Fund) of the average daily net assets of that Class. Class A Shares are also subject to fees of up to 0.35% (subject to NASD rules) pursuant to a Servicing Organization Agreement.


Class B Shares
--------------

          Class B Shares are not subject to an initial sales charge but all Funds are subject to a contingent deferred sales charge which will be imposed on redemptions as follows:

              4% in year 1
              3% in year 2
              2% in year 3
              1% in year 4
              0% in year 5 and thereafter

          Class B shares are also subject to a distribution fee pursuant to Rule 12b-1 payable at the annual rate of up to 0.75% of the average daily net assets of the class. Class B Shares are also subject to fees of up to 0.50% (subject to NASD rules) pursuant to a Servicing Organization Agreement. Class B Shares automatically convert to Class A shares on the first business day of the month following the sixth anniversary of the issuance of such Class B shares.

Class C Shares
--------------

          Class C Shares are not subject to an initial sales charge but all Funds are subject to a contingent deferred sales charge which will be imposed on redemptions. Class C Shares are subject to a lower contingent deferred sales charge (1.00%) and do not have to be held as long as Class B Shares (one year) to avoid paying a contingent deferred sales charge.

          Class C Shares will not automatically convert to Class A shares.
Class C Shares are also subject to a distribution fee pursuant to Rule 12b-1 payable at the annual rate of up to .75% of the average daily net assets of the class. Class C Shares are also subject to fees of up to 0.50% (subject to NASD rules) pursuant to a Servicing Organization Agreement.

Institutional Class
-------------------

          The International Fund also has Institutional Class Shares. Institutional Class Shares are not subject to an initial sales charge or a contingent deferred sales charge. Institutional Class Shares are not subject to any distribution fee, but may be subject to fees of up to 0.35% (subject to NASD rules) pursuant to a Servicing Organization Agreement

Class Voting Rights and Obligations and Class Expenses
------------------------------------------------------

          The Classes of shares issued by any Fund will be identical in all respects except for Class designation, allocation of certain expenses directly related to the distribution or service arrangement, or both, for a Class, and voting rights--each Class votes separately with respect to issues affecting only that Class. Shares of all Classes will represent interests in the same investment fund; therefore each Class is subject to the same investment objectives, policies and limitations.

          Each Class of shares shall bear expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, that are directly attributable to the kind or degree of services rendered to that Class ("Class Expenses"). Class Expenses, including the management fee or the fee of other service providers, may be waived or reimbursed by the Funds' investment adviser, underwriter or any other provider of services to the Funds with respect to each Class of a Fund on a Class by Class basis.

Exchanges and Conversion Privileges
-----------------------------------

          Shareholders who have held all or part of their shares in a Fund for at least seven days may exchange shares of one Fund for shares of any of the other portfolios of the Trust or any of the portfolios in the HSBC Funds Trust, which are available for sale in their state. A shareholder who has paid a sales load in connection with the purchase of shares of any of the Funds will be subject only to that portion of the sales load of the Fund into which the shareholder is exchanging which exceeds the sales load originally paid by the shareholder. Class B Shares will convert automatically to Class A shares on the first business day of the month following the sixth anniversary of the issuance of such Class B Shares. Class B Shares will be converted at the net asset value of Class A Shares, without the imposition of any sales load, fee or charge.

                                     - 3 -